20007802

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington	DC	20002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cliff Richards (202) 962-6947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB& Company, LLC
(Name – *if individual, state last, first, middle name*)

10200 Grand Central Avenue, Suite #250	Owings Mills	MD	21117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Whitty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWIDGE PIERRE-LOUIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 4-14-23

Edwidge Pierre-Louis
Notary Public

Richard P. Whitty
Signature

Treasurer, ICMA-RC Services, LLC
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2019

CONTENTS

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2019, and the related statements of operations, change in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RC Services as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on RC Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RC Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. RC Services is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

1299 Pennsylvania Avenue, NW • Suite 1120 • Washington • DC 20004 • P: 202.803.2335 • F: 202.821.1320

SBC

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RC Services' financial statements. The supplemental information is the responsibility of RC Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 2034. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as RC Services' auditor since 2008.

SB & Company, LLC

Washington, DC
February 25, 2020

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash and cash equivalents	$	759,513
Deposit with clearing agent		20,282
Due from related entity		348,309
Prepaid expenses		8,374
Total Assets	$	1,136,478
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	950
Member's Equity		1,135,528
Total Liabilities and Member's Equity	$	1,136,478

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2019

Revenue		
Intercompany service revenue	$	6,833,283
Interest income		141
Total Revenue		6,833,424
Expenses		
Tax and licensing		379,771
Personnel expenses		4,404,260
Professional services		300,212
Premises and equipment		75,550
Meetings and travel		346,486
Data processing		927,079
Communications		28,505
Subscriptions and memberships		332,897
Supplies and other miscellaneous expenses		38,523
Total Expenses		6,833,283
Net Income	$	141

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2019

Member's Equity, beginning of year	$	1,135,387
Net income		141
Member's Equity, End of Year	**$**	**1,135,528**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	141
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Prepaid expenses		(8,374)
Due from related entity		14,715
Net Cash Flows from Operating Activities		6,482
Cash and cash equivalents, beginning of year		753,031
Cash and Cash Equivalents, End of Year	$	759,513

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer with respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2019, cash and cash equivalents consisted of money market funds.

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2019.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2019, remains subject to examination by Federal taxing authorities; however, certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the Collective Investment Trusts managed by ICMA-RC. The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2019, ICMA-RC allocated operating expenses in the amount of $6,377,882 to RC Services under the Assignment and Expense Agreement between ICMA-RC and RC Services. Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue is recorded when the related expenses are incurred. The revenue allocated from ICMA-RC during the year ended December 31, 2019 was $6,833,283.

The due from related entity balance represents amounts owed from ICMA-RC to RC Services, which are primarily from intercompany revenue and expense allocations per the Assignment and Expense Agreement between RC Services and ICMA-RC.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 17 C.F.R. § 240.15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $5,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 17 C.F.R. § 240.15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2019, RC Services had net regulatory capital of $780,845 which was $775,845 in excess of its required net capital of $5,000. RC Services' aggregate indebtedness to net capital ratio was 0.12%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2019.

5. SUBSEQUENT EVENTS

Management evaluated the subsequent events and transactions through February 25, 2020, the date these financial statements were available for issue and have determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2019

ICMA-RC SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Ownership equity	$	1,135,528
Less: non-allowable assets*		356,683
Net capital		778,845
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess of net capital	$	773,845
Aggregate indebtedness	$	950
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $5,000)	$	772,845
Ratio of aggregate indebtedness to net capital		0.12%

* Represents prepaid expenses and due from related entity.

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2019, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

SUPPLEMENTARY REPORT

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

We have reviewed management's statements, included in the accompanying Report of Exemption from SEC Rule 17 C.F.R. § 240.15c3-3, in which (1) ICMA-RC Services, LLC (RC Services), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RC Services claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (2) RC Services stated that RC Services met the identified exemption provisions throughout the most recent fiscal year without exception. RC Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RC Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SB & Company, LLC

Washington, DC
February 25, 2020

1299 Pennsylvania Avenue, NW • Suite 1120 • Washington • DC 20004 • P: 202.803.2335 • F: 202.821.1320

ICMA-RC SERVICES, LLC

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2019

ICMA-RC Services, LLC's management is responsible for compliance with the exemption provision of Rule 17 C.F.R. § 240.15c3-3 under the Securities and Exchange Commission (SEC) and this report. The following statements are made to the best knowledge and belief that (1) ICMA-RC Services, LLC is exempt from the provisions of Rule 15c3-3 of the SEC because it meets conditions set forth in paragraph (k)(2)(i) of that Rule and (2) ICMA-RC Services, LLC met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2019, without exception.

Richard P. Whitty

Richard P. Whitty
Treasurer, ICMA-RC Services, LLC

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILATION

To the Member of
ICMA-RC Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by ICMA-RC Services, LLC (RC Services), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating RC Services' compliance with the applicable instructions of the Form SIPC-7. RC Services' management is responsible for the Form SIPC-7. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose. The procedures we have performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no payments were made.

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared the listed adjustments reported in Form SIPC-7 with supporting schedules and work papers, noting no adjustments were made.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1299 Pennsylvania Avenue, NW • Suite 1120 • Washington • DC 20004 • P: 202.803.2335 • F: 202.821.1320

SB & COMPANY, LLC
KNOWLEDGE · QUALITY · CLIENT SERVICE

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 25, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICMA-RC Services, LLC
ATTN: Compliance
777 N. Capitol St, NE, Ste 600
Washington, DC 20002-4290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard P. Whitty (202) 962-8254

2. A. General Assessment (item 2e from page 2) $0
   B. Less payment made with SIPC-6 filed (exclude interest) (0)
   ______ Date Paid
   C. Less prior overpayment applied (150)
   D. Assessment balance due or (overpayment) (150)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $(150)
   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $______
   H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICMA-RC Services, LLC
(Name of Corporation, Partnership or other organization)

Richard P. Whitty
(Authorized Signature)

Treasurer
(Title)

Dated the 4 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,833,424
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Per Instruction C(b), refer to the attached "Assignment and Expense Agreement". (Deductions in excess of $100,000 require documentation)	6,833,424
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,833,424
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015	$ 0
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

ASSIGNMENT and EXPENSE AGREEMENT
February 21, 2017

The ICMA Retirement Corporation ("ICMA-RC"), a Delaware corporation, VantageTrust Company, LLC ("VTC"), a New Hampshire non-depository trust company, and ICMA-RC Services, LLC ("RC Services") a Delaware limited liability company, hereby enter into this Assignment and Expense Agreement ("Agreement") between and among themselves as affiliated entities.

WHEREAS, the parties are affiliated because VTC and RC Services are each wholly owned subsidiaries of ICMA-RC;

WHEREAS, ICMA-RC is an investment adviser registered with the Securities and Exchange Commission ("SEC") that provides investment management services to bank collective trust funds that are exempt securities pursuant to Section 3(a)(2) of the Securities Act of 1933, as amended, and excluded from the definition of investment company pursuant to Section 3(c)(11) of the Investment Company Act of 1940, as amended ("CITs"), established and maintained by VTC;

WHEREAS, ICMA-RC also provides administrative, recordkeeping, and educational services ("Recordkeeping Services") to defined contribution and defined benefit plans and other tax-exempt, governmental pension and profit-sharing plans, retiree welfare plans, related trusts, and certain other eligible investors ("Plans") in conjunction with Plans making the CITs available on their investment platforms for their participants;

WHEREAS, VTC is the sole trustee of the CITs, a trust established and maintained for the purpose of the collective investment and reinvestment of Plan assets;

WHEREAS, RC Services is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and desires to provide certain services to ICMA-RC, including providing educational services to Plans and their participants in support of the Recordkeeping Services and marketing the CITs directly to Plans as unbundled, investment-only products to be offered on Plan investment platforms;

WHEREAS, all "persons associated with" RC Services, as that term is defined in Article I(rr) of the FINRA By-Laws, are employees of ICMA-RC;

WHEREAS, ICMA-RC desires to provide certain facilities to and perform certain administrative services on behalf of RC Services and to provide for other matters relating to the provision of such facilities and services, as described in this Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1. ICMA-RC agrees to reimburse RC Services for certain direct expenses paid and/or obligated to be paid by RC Services. These direct expenses may include bank fees, Financial Industry Regulatory Authority ("FINRA") membership and annual renewal fees, state licensing fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time by ICMA-RC and RC Services.

2. ICMA-RC further agrees to assume responsibility for payment of certain other expenses incurred by ICMA-RC on behalf of and allocated by ICMA-RC to RC Services. Attachment A details the expenses currently allocated to RC Services and the method of the allocation, and may be modified from time to time. With respect to the "Personnel Expenses" listed in Attachment A, ICMA-RC acknowledges and agrees that any compensation to be paid by it to RC Services' registered persons that is based on the value, size, or occurrence of a transaction or transactions in securities ("transaction-based compensation"), if any, which could include salaries, bonuses, and other compensation, will be determined solely by RC Services and that any such transaction-based compensation will be paid by, or as directed by and on behalf of, RC Services. Any transaction-based compensation paid by ICMA-RC directly to RC Services' registered persons will be made on a purely ministerial basis pursuant to instructions received from RC Services. ICMA-RC will not exercise any discretion over the amount of transaction-based compensation, and any transaction-based compensation will be made only to persons registered with and under the supervision and control of RC Services.

3. VTC and ICMA-RC acknowledge that RC Services will engage the services of unaffiliated third parties ("Distribution Partners") that will be responsible for identifying prospective private sector clients and connecting them with RC Services for investment in the CITs on an investment-only basis. Distribution Partners engaged by RC Services for this purpose will be SEC-registered broker-dealers and FINRA members. RC Services will be responsible for contracting with and paying a fee to these Distribution Partners for these services. The fee paid to the Distribution Partners will be based on a percentage of the revenue received by ICMA-RC from VTC for its advisory and management services. Concurrent with the payment by RC Services to the Distribution Partners, VTC will reimburse RC Services for the exact amount of the fee paid to the Distribution Partners.

4. ICMA-RC agrees that RC Services is not obligated to any vendor for shared expenses incurred under an agreement between (i) ICMA-RC or VTC and (ii) any vendor.

5. On a monthly basis, ICMA-RC reimburses RC Services for certain direct expenses incurred and/or paid by RC Services pursuant to Section 1 of this Agreement and allocates revenue to RC Services for certain other expenses incurred by ICMA-RC on behalf of RC Services pursuant to Section 2 of this Agreement. The amount of reimbursement is equal to the amount of expenses incurred and/or paid by RC Services each month. With respect to expenses allocated to RC Services, RC Services agrees that it will simultaneously: (a) record an intercompany receivable for this allocated revenue; and (b) record an intercompany payable to ICMA-RC for the expenses allocated to RC Services. ICMA-RC and/or VTC, as applicable, agree to provide to RC Services for its books and records, as well as submission

to FINRA, an accounting of the allocated revenue and/or allocated expenses at RC Services' request.

6. All registered and other persons associated with RC Services are also employees of ICMA-RC. Such persons may also perform services for ICMA-RC and/or VTC. Further, the activities of such persons may benefit some or all of the affiliated entities and may not be exclusively to the benefit of RC Services. Accordingly, in consideration of the concurrent nature of the activities of ICMA-RC employees, ICMA-RC agrees to assume responsibility for any and all other employee expenses not specifically identified in Sections 1 and 2 above or in Attachment A that relate to the business of RC Services ("Other Expenses"). The parties agree that RC Services shall not be directly or indirectly liable to any other party or any other person for these Other Expenses.

7. Notwithstanding Section 6 of this Agreement, ICMA-RC and VTC acknowledge and agree that they are, and shall be, independent contractors in connection with their undertakings under this Agreement, and nothing contained in this Agreement shall be construed to make ICMA-RC or VTC, or any of their employees, officers or agents, a partner or joint venturer of or with RC Services, regardless of the amount of time said employee, officer or agent spends performing services hereunder. Each party is responsible only for its own obligations.

8. Nothing in this Agreement shall be interpreted or construed (i) to impair the separate legal and operating identities of ICMA-RC VTC, and RC Services; or (ii) as the delegation of any function or authority of RC Services to ICMA-RC or VTC other than those functions and authorities expressly delegated herein. ICMA-RC, as the employer of all registered persons and other persons associated with RC Services, acknowledges and agrees that RC Services retains sole discretion to reject any individual proposed by ICMA-RC to engage in activities on behalf of RC Services and to discipline or terminate any person registered or otherwise associated with RC Services from performing functions for RC Services. RC Services shall be responsible for ensuring that any marketing of the CITs is conducted solely by duly licensed registered representatives of RC Services, and RC Services shall be responsible for supervising the activities of such representatives and ensuring their compliance with applicable laws and regulations. It is understood that ICMA-RC or VTC may from time to time make recommendations and offer advice on matters outside the purview of this Agreement, but that all decisions with respect thereto and otherwise shall be and remain dependent upon appropriate action of the sole shareholder or the authorized officers of RC Services. Whenever RC Services utilizes ICMA-RC personnel pursuant to this Agreement, such personnel shall at all times be considered associated persons of RC Services and subject solely to the direction, control, and supervision of RC Services with respect to the functions of such personnel on behalf of RC Services.

9. RC Services will maintain a copy of this Agreement pursuant to Exchange Act Rules 17a-3 and 17a-4 and all related supporting documents provided to it by ICMA-RC and/or VTC. Any books and records created and maintained by ICMA-RC and VTC regarding the payment or allocation of expenses by ICMA-RC or VTC, as applicable, will be the books and records of RC Services, and ICMA-RC or VTC, as applicable, agree to permit the

inspection of such books and records by FINRA and other regulatory organizations, but only to the extent regarding the payment or allocation of expenses by ICMA-RC or VTC, as applicable, that are proportionally attributable to RC Services.

10. The parties understand and agree that expenses payable by ICMA-RC or VTC that are unpaid and attributable to RC Services will be included in RC Services' net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses, if applicable.

11. This Agreement will be governed by the substantive laws of Delaware without giving effect to the choice of law or conflict of laws provisions thereof, except that, in the event of any inconsistency with provisions of the federal securities laws and rules and the rules of FINRA applicable to RC Services as a registered broker-dealer, the provisions of such federal laws, rules and FINRA rules shall govern.

12. This Agreement shall be effective as of the 21st day of February 2017 and may be terminated by any party upon thirty (30) days written notice to the other parties. Upon termination of this Agreement, the parties' rights and obligations, except for those that by their nature are intended to survive expiration or termination of this Agreement, shall terminate. Termination of this Agreement shall not be construed to release any party from any obligation that accrued prior to the effective date of such termination or expiration.

13. RC Services will notify FINRA in the event it establishes a new agreement for assignment of intercompany receivables and/or expense sharing or amends this Agreement.

ICMA RETIREMENT CORPORATION:

By: [signature]
Signature

Assistant Secretary
Title

VANTAGETRUST COMPANY, LLC:

By: [signature]
Signature

Assistant Secretary
Title

ICMA-RC SERVICES, LLC:

By: Richard P. Whitty
Signature

Treasurer
Title

Attachment A

Allocated Expenses of RC Services

Effective February 21, 2017

Certain of RC Services' reported expenses are allocations from ICMA-RC's Compliance Division and ICMA-RC's Finance Division's Tax & Compliance group as a result of their activities on behalf of RC Services that are related to compliance with federal securities laws and regulations as well as FINRA rules. The method of allocation is an activity-based costing ("ABC") system that assigns costs of these two groups based upon the estimated proportion of time that those groups spend on activities attributable to RC Services.

All of the activity costs of ICMA-RC's Compliance and Tax & Compliance cost centers are initially recorded on the books and records of ICMA-RC. On a monthly basis, the ABC system assigns to RC Services the proportion of these costs that are attributable to RC Services based upon the activity time estimates provided by the cost center manager. The activity costs assigned to RC Services are then allocated as an expense on the books and records of RC Services.

The following is a list of the types of expenses that are proportionally allocated to RC Services using the ABC system:

- **Personnel Expenses** – Salaries and benefits;
- **Professional Services** – Legal, audit, and consulting services;
- **Communications** – Telephone, internet, and local and express delivery services;
- **Meetings and Travel** – Travel and lodging expenses related to oversight examinations of RC Services' branch officers and other RC Services-related business travel;
- **Premises and Equipment** – Rent and office equipment rentals associated with the home office;
- **Data Processing** – Hardware and software maintenance;
- **Supplies and Other** – Office supplies;
- **Subscriptions and Memberships** – Professional publications and/or membership fees; and
- **Depreciation and Amortization** – Purchased hardware and software, and facilities capital such as file cabinets.